This Statement confirms that the undersigned, Jon R. Stone, has authorized and designated Jean E. Harris to execute and file on the undersigned's behalf the February 7, 2005 Form 4, which includes three separate Forms 4 reflecting transactions on February 7, 2005 and February 8, 2005 (including any amendments thereto), that the undersigned was required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Synaptics Incorporated. The undersigned acknowledges that Jean E. Harris is not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.


Dated:  February
14, 2005.

 /s/ Jon R. Stone
Jon R. Stone